UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 8, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

RJO Global Trust

File No. 333-146177 - CF#22677

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RJO Global Trust submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 post-effective amendment filed on October 6, 2008.

Based on representations by RJO Global Trust that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.02	through October 3, 2013
Exhibit 10.03	through October 3, 2013
Exhibit 10.04	through October 3, 2013
Exhibit 10.05	through October 3, 2013
Exhibit 10.06	through October 3, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Karen J. Garnett
Assistant Director